United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: McDonald’s Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing Public Health and Financial Returns: A Rebuttal to the McDonald’s Board

We urge shareholders to vote “FOR” Item 6 of the McDonald’s proxy

The Shareholder Commons urges you to vote “FOR” Item 6 on the proxy, the shareholder proposal requesting that the Board publish a report that addresses McDonald’s Corporation’s (“McDonald’s” or the “Company”) prioritization of its financial performance over mitigation of the broader economic risks arising from antimicrobial resistance and any consequent threat to the portfolios of its diversified shareholders.

The Shareholder Commons is a non-profit advocate for diversified shareholders that works with investors to stop portfolio companies such as McDonald’s from prioritizing enterprise value when doing so threatens the value of diversified portfolios.

A.	The Proposal

The Proposal asks for a report on the extent to which McDonald’s, in designing its antimicrobial resistance (“AMR”) policies, is prioritizing its own financial returns and how such prioritization may lead to costs and risks that threaten the interests of shareholders who rely on a thriving economy to support their diversified portfolios’ value:

RESOLVED, shareholders ask that the board commission and publish a report on (1) the link between the public-health costs created by the use of antibiotics in the Company’s supply chain and McDonald’s prioritization of enterprise risk and (2) the manner in which such costs may affect the market returns available to its diversified shareholders.

For the diversified investors who make up a large portion of McDonald’s shareholders, the cost of AMR and associated damage to public health may very well outweigh any profits McDonald’s receives from sourcing meat raised under confined conditions. The Proposal asks McDonald’s to explain how it balances these competing interests so that shareholders can understand the true cost Company decisions impose on them. McDonald’s own disclosures reveal that this tension is not in question.

Supporting the Proposal signals that you want to understand how McDonald’s focus on its own financial returns may be harming diversified investors.

Voting “FOR” Item 6 does not constitute a criticism of McDonald’s business decisions or AMR efforts to date. Indeed, management may believe it has a mandate to prioritize enterprise value over public health. The requested report is intended to allow shareholders to understand whether that is the case, and if so, how McDonald’s is striking the balance on shareholders’ behalf between its enterprise value and the economy on which diversified investment portfolios rely.

Without the report, shareholders will not be equipped to understand the true cost of Company decisions on AMR and animal husbandry. Furthermore, diversified investors and the fiduciaries who vote on their behalf will not have the information required to determine the effects Company decisions have on shareholders’ investment portfolios.

1.	McDonald’s management miscasts the Proposal

As we explain further below, McDonald’s management demonstrates a misunderstanding of the issues the Proposal raises in two essential ways:

•	Management either does not comprehend or fails to acknowledge that the Proposal does not question whether the Company has made “commitments and progress” on AMR. Rather, the Proposal seeks critical information on how McDonald’s balances enterprise risk against the risk AMR imposes on its diversified shareholders’ portfolios.

•	Management fails to recognize that only McDonald’s has information on how it prioritizes enterprise risk, which is a key element of the requested proposal. “Diverse stakeholders most familiar with public health concerns” are not privy to the requested information.

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2.	The Proposal will help McDonald’s and its shareholders navigate the difficult balance between maximizing enterprise value and limiting the risks and costs associated with AMR and its negative public health effects

Fast food chains rely heavily on their meat supply chains. As such, McDonald’s must manage its meat costs carefully if it wishes to remain competitive with its peers.

McDonald’s has made important commitments in its AMR policies and practices. However, as with any for-profit business enterprise, McDonald’s efforts to preserve antibiotics’ long-term effectiveness may face perceived constraints when such improvements threaten to reduce profitability. For example, reducing antibiotic use in livestock operations could increase costs, which McDonald’s cites as an enterprise risk in its most recent annual report.1 Alternatively, the reinvestment of profits necessary to address AMR optimally might not yield the financial return the Company targets.

YUM! Brands (“YUM”), a company that, like McDonald’s, has poultry, beef, and pork in its supply chain, has taken some preliminary steps toward the type of disclosure the Proposal requests, and the results are revelatory. The YUM Report2 provides the following critical insights for shareholders:

•	“AMR is a significant healthcare challenge facing society today. AMR impacts are not only measured in direct and indirect financial costs, but also in the cost of human lives and other societal costs… This research appears to show that one of the most significant barriers to meeting the challenge of AMR is the balance between the rewards of proactive AMR mitigation and the cost of changing established husbandry practices.”

•	“The challenge of individual costs and widely distributed societal benefits, a situation common in many sustainability issues, plays a key role in antimicrobial resistance. This may make it difficult to pursue AMR mitigation while remaining competitive on costs and highlights the need for strong collaboration between both the public and private sectors.”

•	“Yum!’s efforts to impact this through lobbying, political influence, educational activities and other expenditures could support a positive impact on the feasibility of AMR mitigation efforts moving forward.”

If McDonald’s management seeks to optimize the financial value of the Company for shareholders, it may feel constrained to trade off antibiotics use reduction for profits. Unfortunately for diversified shareholders, McDonald’s appears to make this trade-off, limiting its antibiotics use reduction efforts in favor of preserving enterprise value.

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/63908/000006390822000011/mcd-20211231.htm

2 2021 YUM! Antimicrobial Resistance Report, available at https://www.yum.com/wps/wcm/connect/yumbrands/41a69d9d-5f66-4a68-bdee-e60d138bd741/Antimicrobial+Resistance+Report+2021+11-4+-+final.pdf?MOD=AJPERES&CVID=nPMkceo.

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3.	Investors know AMR is a growing threat

Leading investors are increasingly recognizing the threat AMR poses. The relatively new Investor Action on AMR initiative aims to “leverage investor influence to combat drug-resistant superbugs,” noting the grave economic losses associated with AMR.3 Investor partners include Amundi Asset Management, Northern Trust, Federated Hermes, Aviva, and Sumitomo Mitsui Trust Group. One investor partner, Legal & General Investment Management, has staked out a position on its own website as to why investors should care about AMR, saying:

Not taking action could cost investors dearly, as demonstrated by the current [COVID-19] pandemic. According to the United Nations, the global economy is expected to contract by 4.3% in 2020 due to the impact of COVID-19. AMR is an already-known health risk as well as a material business risk. We believe that the next pandemic could very well be caused by a drug-resistant pathogen. We need to engage on the issue now, not tomorrow.4

And yet, without the requested report, these and other investors lack the information most material to them: how McDonald’s decisions regarding AMR prevention affect broader economic performance and the financial market returns available to diversified shareholders. The Proposal seeks this information.

B.	McDonald’s decisions on antibiotics use do not account for economic impact

AMR poses a systemic, global threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose.

Antimicrobials are drugs that destroy disease-causing microbes or pathogens. The most familiar and important antimicrobials are antibiotics, which treat bacterial infections. Antimicrobials have saved hundreds of millions of lives in the 70-some years they have been available. AMR occurs when pathogens undergo adaptive evolutionary changes that enable them to withstand antimicrobials. People and animals who encounter resistant pathogens may then suffer infections that cannot be treated. The pathogens survive, patients get sicker and may die, the cost of medical care rises, and disease continues to spread. Every use of antimicrobials, even the most prudent, creates opportunities for AMR. While rigorous management can limit the risks, overuse and misuse in recent decades has caused preventable AMR emergence and spread. As a result, antimicrobial drugs are rapidly losing their effectiveness.

Corporate contributors to this problem are legion. They include overuse and misuse of antimicrobials in animal agriculture, which accounts for some 70 percent of global antimicrobial use by volume.5 The routine use of antibiotics for both therapeutic and non-therapeutic purposes has enabled livestock operators to mitigate some of the awful effects of over-crowding, poor ventilation, unnatural feed, and animals’ close contact with their own excreta that characterize intensive animal farming operations and contribute to greater disease incidence among animals. A growing body of evidence demonstrates that antimicrobial-resistant bacteria and genes arising from intensive animal farming operations are transferring to human populations.6

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3 https://amrinvestoraction.org/about

4 https://www.lgimblog.com/categories/esg-and-long-term-themes/anti-microbial-resistance-why-should-investors-care/ (emphasis added)

5 Thomas Van Boeckel, et al., “Global trends in antimicrobial use in food animals,” Proceedings of the National

Academy of Sciences (March 19, 2015) 112(18), 5649-5654, available at https://doi.org/10.1073/pnas.1503141112.

6 FAIRR, “Feeding resistance: Antimicrobial stewardship in the animal health industry,” (2021), available at https://www.fairr.org/research/animal-health/#report.

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The problem is getting worse. After several years of reductions in sales of antibiotics for use in livestock, a U.S. Food & Drug Administration report on 2020 sales showed they had plateaued.7 And between 2015 and 2020, U.S. companies sold tens of thousands of meat products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.8

Economic impact estimates for AMR are stark, with a 2017 World Bank study projecting costs by the year 2050 of up to 3.8 percent of global GDP, an impact comparable to the 2008 global financial crisis.9 Notably, this is likely a significant underestimate, as it relied on studies at the time that estimated there had been roughly 700,000 annual deaths from AMR since 2014 and predicted those deaths would rise to 10 million by 2050 if no action were taken. A recent study published in 2022 in The Lancet revised AMR-associated deaths significantly upward, determining that between 1.27 million and 4.95 million deaths in 2019 were associated with bacterial AMR.10 It stands to reason, then, that the economic impact by 2050 will be considerably worse than the World Bank projections cited above.

These appalling numbers characterize a world in which common medical procedures such as caesarean sections, knee replacements, chemotherapy, and organ transplantation come with the massively increased risk of an untreatable, lethal infection. As AMR experts recently warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”11

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7 U.S. Food & Drug Administration Center for Veterinary Medicine, “2020 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals,” (December 2021), available at https://www.fda.gov/media/154820/download.

8 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism (March 16, 2022), available at https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

9 World Bank, “Drug-Resistant Infections: A Threat to Our Economic Future,” (March 2017), available at

https://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf.

10 Christopher JL Murray et al., “Global burden of bacterial antimicrobial resistance in 2019: a systematic analysis,” The Lancet (January 19, 2022), available at https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(21)02724-0/fulltext#%20. (“We estimated that, in 2019, 1.27 million deaths (95% uncertainty interval [UI] 0.911–1.71) were directly attributable to resistance (ie, based on the counterfactual scenario that drug-resistant infections were instead drug susceptible) in the 88 pathogen–drug combinations evaluated in this study. On the basis of a counterfactual scenario of no infection, we estimated that 4.95 million deaths (3.62–6.57) were associated with bacterial AMR globally in 2019 (including those directly attributable to AMR).”)

11 Tinsae Alemayehu et al., “Removing the blindfold on antimicrobial resistance,” Open Access Government (March 16, 2022), available at https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/.

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Such losses can in turn create broad losses across investment markets. In fact, the value of a diversified portfolio bears a direct relationship to GDP.12

1.	McDonald’s fails not only to require optimal antibiotics use, but also to meet its own commitments, which may exacerbate AMR that creates a drag on diversified portfolios

McDonald’s is the single largest beef purchaser in the United States and one of the largest in the world; its policies thus have tremendous influence on the market as a whole. And yet, McDonald’s still fails to meet its own commitment13 to set antibiotic use reduction targets by the end of 2020. If anything, McDonald’s seems to be weakening its antibiotics use commitments in its more recent statements.14

McDonald’s points to its global chicken antibiotics policy, which aims to eliminate the use of the Highest Priority Critically Important Antibiotics (“HPCIAs”) by 2027 for its chicken supply chain. However, those promises also remain targets, and McDonald’s has demonstrated that it does not consistently hold itself to such commitments. Moreover, 41 percent of “medically important”15 antibiotics sold to U.S. livestock operations go to cattle, compared to just 2 percent to chicken.16

Another 41 percent of those “medically important” antibiotics sales go to swine.17 Regarding its antibiotics use policies in its pork supply chain, McDonald’s basically says in its opposition statement to the Proposal that it’s working on it. More promises, little tangible progress. Notably, it is only the crutch of antibiotics that allows pork producers to confine pregnant sows to the torturous “gestation crates”18 that are the subject of Item 7 on this year’s Proxy Statement and the proxy contest unfolding this year for two seats on the McDonald’s board.19 On that topic as well, McDonald’s has failed to live up to its promises, as the proponents in both cases explain.

A reasonable explanation for McDonald’s decision not to constrain antibiotics use in its meat supply chains to optimal levels is that the Company approach to AMR does not prioritize economy-wide risk mitigation and instead focuses on the risks to its own business.

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12 Richard Mattison et al., “Universal Ownership: Why environmental externalities matter to institutional investors,” UNEP Finance Initiative (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

13 McDonald’s Antibiotic Use Policy for Beef and Dairy Beef, available at https://corporate.mcdonalds.com/content/dam/gwscorp/scale-for-good/McDonalds_Beef_Antibiotics_Policy.pdf.

14 Steve Roach et al., “Chain Reaction VI: How Top Restaurants Rate on Reducing Antibiotic Use in Their Beef Supply Chains,” Center for Food Safety (July 2021), available at https://www.nrdc.org/sites/default/files/chain-reaction-vi-restaurants-antibiotic-use-2021-report.pdf.

15 Medically important antibiotics are those the World Health Organization deems important to human medicine. This is a much broader category than HPCIAs, which are the sole therapies available to treat serious human infections.

16 See supra n.4.

17 Ibid.

18 Rita Albernaz-Gonçalves, Gabriela Olmos Antillón, and Maria José Hötzel, “Linking Animal Welfare and

Antibiotic Use in Pig Farming—A Review,” Animals (January 17, 2022) 12, 216. Available at https://doi.org/10.3390/ani12020216.

19 https://www.sec.gov/Archives/edgar/data/63908/000119312522095108/d292171dprec14a.htm

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2.	McDonald’s antimicrobial stewardship approach focuses on the effect AMR has on its business, not the impact AMR has on the economy and McDonald’s diversified shareholders

While McDonald’s has legitimate logistical reasons for having different AMR policies for different animals, the distinction is immaterial when it comes to AMR’s economic cost, and thus its impact on diversified shareholders. An untreatable infection is equally devastating no matter whether it was incubated in a cow, pig, or chicken.

Moreover, McDonald’s does not explain how it determines to what level of antibiotic stewardship to hold itself, nor how those stewardship options affect diversified shareholders. There are essentially three categories of stewardship available to livestock operations:

•	No medically important antibiotics: With this approach, livestock are not given antibiotics that are also used in human medicine. As is evident in McDonald’s chicken policy, even within this category there are varying degrees of rigor—McDonald’s excludes “Highest Priority Critically Important Antibiotics”—and the devil is in the details. Livestock can still be given veterinary antibiotics intended solely for disease prevention, a practice known to exacerbate AMR.

•	Therapeutic antibiotics use only: This approach restricts antibiotic administration to illness treatment. The World Health Organization considers this the only appropriate use of antibiotics in animal husbandry.[20]

•	No antibiotics ever: This strongest standard only allows animals into the food supply that have never been treated with antibiotics. This approach is generally employed in tandem with more humane conditions, which are less conducive to disease.

To the extent McDonald’s has AMR policies in place at all, they focus only on the loosest of the above categories and are rife with qualifications. McDonald’s unmet commitment to reduce medically important antibiotics in its beef supply chain said it would do so “where appropriate,” for instance. McDonald’s does not reveal any contemplation of which of the above options would be optimal for its diversified shareholders. In evaluating its approach to antibiotics stewardship, McDonald’s appears only to consider the effects its policies and practices will have on itself, and not on its diversified shareholders’ portfolios.

In its most recent earnings call, McDonald’s leadership noted that “the most important thing that we’re trying to balance is cost pressures” and that the Company is “focused on increasing our overall operating margin over the long term.”21

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20 https://www.who.int/en/news-room/fact-sheets/detail/antibiotic-resistance

21 McDonald’s Corp (MCD) CEO Christopher Kempczinski on Q4 2021 Results – Earnings Call Transcript, Seeking Alpha (January 27, 2022), available at https://seekingalpha.com/article/4482121-mcdonalds-corp-mcd-ceo-christopher-kempczinski-on-q4-2021-results-earnings-call-transcript.

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In a January 26, 2022 letter McDonald’s CEO Christopher Kempczinski sent regarding the Company’s failure to meet its commitment to eliminate cruel gestation crates, Kempczinski said McDonald’s could not meet “an overall crate free goal,” adding, “It’s our understanding from industry partners and suppliers that neither can anyone else at any meaningful volume scale.”22 As we highlighted above, the use of gestation crates is intimately linked to the reduction of antibiotics use, as pigs can only survive such grotesquely cramped conditions if they are awash in antibiotics. When McDonald’s says it cannot meet a crate-free goal, what it means is that it considers the cost of doing so too high. There is no shortage of farming models that provide an alternative.

Consider White Oak Pastures, a 3,000-acre farm in Bluffton, Georgia that focuses on regenerative land management and humane animal husbandry. White Oak Pastures notes on its website, “No normal person enjoys watching a hen in a battery cage or a sow in a farrowing crate, or a steer wading in its own excrement.”23 White Oak Pastures raises cows, pigs, chickens, turkeys, and more. Because of its humane approach to animal husbandry, White Oak is able to have a policy not to use any antibiotics in any of its livestock. Regarding cattle:

Conventional cattle are finished in confined feedlots, a high-risk environment for disease because of so many animals in close proximity. Industrial farmers preemptively treat herds with antibiotics, contributing to the likelihood of antibiotic-resistant pathogens. These antibiotics are also sometimes supplemented with synthetic vitamins and steroids to encourage unnaturally fast fattening.

Our cattle are kept in herds on pasture. They develop strong immune systems naturally, without the use of antibiotics. They also gain weight at a natural rate without supplements. Our cattle are Certified Grassfed by the American Grassfed Association, Certified Humane, and Certified EOV by the Savory Institute.24

On raising pigs, White Oak says, “Unlike factory hog production that confines sows in gestation and farrowing crates, we raise all of our pigs on pasture, completely unconfined.”25

White Oak’s prices are undoubtedly higher than McDonald’s willingness to pay, but that means McDonald’s is making a commercial decision that it should explain to shareholders. As the above excerpts from McDonald’s public disclosures illustrate, in analyzing the risks associated with AMR, McDonald’s only examines costs it may internalize. It does not have a system in place to mitigate the risks AMR poses to the economy, other companies, or its investors who have diversified portfolios.

3.	McDonald’s does not explain how its capital allocation and return decisions factor in its AMR strategy

In its most recent earnings call, McDonald’s described its capital allocation priorities: “first, to invest in new units and opportunities to grow the business, along with reinvesting in existing restaurants; second, to continue growing our dividend; and third, to repurchase shares.”26 In 2021, McDonald’s returned $4.8 billion to shareholders through share buybacks and dividends.27 With the World Bank estimating AMR’s hit to GDP at $3.4 trillion by 203028—which, for reasons explained above, is likely an underestimate—McDonald’s fails to explain whether any of that cash it returned to shareholders could instead be used to tighten its antibiotics stewardship approach, nor what the effect on diversified shareholders might be if it continues to allow antibiotics overuse. The report the Proposal requests would answer those questions.

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22 See supra n.15.

23 https://whiteoakpastures.com/pages/animal-welfare

24 https://blog.whiteoakpastures.com/blog/cattle-comparison-pasture-raised-grassfed-cattle-vs-feedlot-grain-finished-cattle

25 https://blog.whiteoakpastures.com/blog/day-in-the-life-of-john-pedersen-hog-manager-midwife-to-the-sows

26 See supra n.18.

27 See supra n.17.

28 See supra n.6.

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C.	AMR threatens the returns of McDonald’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.29 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.30 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”31 Similar principles govern other investment fiduciaries.32

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”33 As shown in the next section, the social and environmental impacts of individual companies such as McDonald’s can significantly affect beta.

3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.34 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.35

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29 See generally, Burton G. Malkiel, A Random Walk Down Wall Street, W. W. Norton & Company (2016).

30 Ibid.

31 29 USC Section 404(a)(1)(C).

32 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

33 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

34 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

35 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

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But the social and environmental costs created by companies pursuing profits can burden the economy. As laid out in section B above, the economic cost estimates associated with AMR are staggering. This drag on GDP directly reduces the return on a diversified portfolio over the long term.36

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to AMR, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears. Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm diversified shareholders, society, and the environment.37 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.38 This cost was more than 50 percent of the profits those companies reported.

As shown below in Figure 1, McDonald’s choices that contribute to AMR threaten its diversified shareholders’ financial returns, even if those decisions might benefit McDonald’s financially.

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36 See supra n.33.

37 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics, Princeton University Press (2011), p.10 (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

38 Andrew Howard, “SustainEx: Examining the social value of corporate activities,” Schroders (2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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Figure 1

McDonald’s disclosures demonstrate that its antibiotics stewardship strategy simply fails to address the public health and economic costs of AMR. Given the Company’s operational focus on enterprise value, shareholders must ask McDonald’s critical questions: Is McDonald’s improving its own financial value by doing less than it should to address AMR? If so, how does that affect its diversified shareholders?

Investors must ask these critical questions because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.39

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39 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021) Routledge.

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D.	In its opposition statement, McDonald’s either fails to understand or refuses to acknowledge the point

McDonald’s may be making decisions regarding its antibiotics use policies, risk management structures, and capital allocation and returns that prioritize enterprise value over the impact its AMR approach has on broader society and, by extension, its diversified shareholders’ portfolios. McDonald’s opposition statement fails to acknowledge any tension between internal profits and optimizing AMR prevention. By this omission, McDonald’s contradicts multiple experts. If anything, the opposition statement demonstrates the need for McDonald’s to reckon honestly with a difficult issue.

1.	McDonald’s argues it is already taking steps to prevent AMR

We do not dispute that McDonald’s has implemented some AMR prevention measures, nor that it has staked out a leadership role in some respects. Quite the contrary, we applaud these initiatives. Here again, however, McDonald’s has failed to recognize the reference point of greatest importance to diversified investors. It matters little how well or poorly a company performs relative to its industry if the industry as a whole is externalizing costs that damage critical systems that support a thriving economy. McDonald’s shareholders need to understand the gap between an AMR prevention regime that would optimize broader economic outcomes and McDonald’s existing regime, and how and why McDonald’s management makes decisions that fail to close that gap. McDonald’s reporting sheds no light on that critical question.

2.	McDonald’s fails to acknowledge its unique capacity to provide shareholders with the necessary information

McDonald’s says, “studies and reports regarding the public health impacts of antibiotic use are best conducted by the diverse stakeholders most familiar with public health concerns.” This attempted abdication reveals McDonald’s failure to grasp its role in a systematic risk scenario and flatly miscasts the Proposal. We have cited above multiple studies that spell out the public health costs of antibiotics overuse. The Proposal does not seek another such report. Rather, it asks McDonald’s to explain the trade-offs it makes on shareholders’ behalf when it prioritizes enterprise risk over public health and the attendant costs to diversified shareholders. Only McDonald’s holds that information.

Highlighting this divergence of interests is not an indictment of McDonald’s Board or management. It is simply an honest description of the current state of affairs. If McDonald’s refuses to acknowledge these plain facts, there is little chance it will be able to work constructively with its shareholders to strike the right balance.

E.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will signal to McDonald’s that shareholders want to understand whether the Company is putting public health (and thus their diversified portfolios) at risk in order to improve McDonald’s financial performance.

Additionally:

•	McDonald’s business contributes to AMR, and thus to declining public health, which creates an economy-wide risk that poses a threat to diversified shareholders.

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•	McDonald’s disclosures show that it is not taking the actions that are required of corporations seeking to be part of the solution to AMR. In fact, McDonald’s is failing to deliver on its own commitments.

•	McDonald’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as McDonald’s diversified shareholders.

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of economy-wide risk for narrow Company financial gain must be explained, so that shareholders can reach informed views about McDonald’s balance between promoting internal financial return and maintaining the economic health that supports their diversified portfolios.

F.	Conclusion

Please vote “FOR” Item 6

By voting “FOR” Item 6, shareholders can urge McDonald’s to account directly for its effect on public health, upon which a thriving economy depends. Such a report can aid the Board and management in authentically addressing the public need to constrain AMR while supporting the interests of its diversified shareholders and others.

The Shareholder Commons urges you to vote “FOR” Item 6 on the proxy, the Shareholder Proposal requesting a report on external costs of McDonald’s AMR policies at the McDonald’s Corporation Annual Meeting on May 26, 2022.

For questions regarding the McDonald’s Corporation Proposal submitted by Trinity College, Cambridge, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
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